SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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	TEL: (212) 735-3000	CHICAGO
	FAX: (212) 735-2000	HOUSTON
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Direct fax		WASHINGTON, D.C.
(917) 777-2770		WILMINGTON
Email address
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	March 17, 2015	BRUSSELS
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HONG KONG
LONDON
MOSCOW
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SEOUL
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VIA HAND AND BY EDGAR

Ms. Christina Chalk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             E. I. du Pont de Nemours and Company

PRE 14A filed February 27, 2015

PREC14A filed March 6, 2015 (the “Preliminary Proxy”)

File No. 1-00815

Dear Ms. Chalk:

On behalf of our client, E. I. du Pont de Nemours and Company (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of March 10, 2015 (the “Comment Letter”) with respect to the Preliminary Proxy.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy (the “Amendment”) for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy Statement.

Ms. Christina Chalk

Securities and Exchange Commission

March 17, 2015

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated March 17, 2015.

General

Comment No. 1

If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not plan to solicit proxies via Internet chat rooms.

Background of the Solicitation

Comment No. 2

We refer to Du Pont’s proposed resolution to head off a proxy contest with Trian in February 2015, which centered on the possibility of appointing one of Trian’s nominees other than Mr. Peltz. Explain why Mr. Peltz was unacceptable to the Company.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 11 of the Preliminary Proxy, pursuant to the Amendment, by adding the following paragraph:

“The Board had determined that adding Mr. Peltz to the Board would not serve the long-term interest of the Company’s stockholders.  This decision was based on insight gathered from direct interactions, including a formal interview, that members of the Board had with Mr. Peltz and feedback from Company representatives based on their direct interactions with Mr. Peltz and other Trian representatives.  Based on these direct experiences, interview and reports, the Board became concerned that Mr. Peltz’s decision-making would be guided by a predetermined agenda regarding Trian’s break-up plan (particularly given that Trian’s ultimatums were to break up the Company or appoint a Trian representative to the Board, suggesting that if the Company were to be broken up, then Trian would have no need for a Board seat), rather than the attitude of being open to all alternatives, with no preconceived notions, that all Board members must exhibit in order to be effective stewards of the Company and the shareholders whom they represent. Further, the

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Ms. Christina Chalk

Securities and Exchange Commission

March 17, 2015

Board has a skills-based approach for identifying director candidates that is largely focused on the business and Company’s strategic direction and goals.  After careful consideration, the Board concluded that Mr. Peltz’s skills and experience would not be additive to the Board’s current mix of skills and experience.”

Our Progress in 2014

Comment No. 3

Briefly summarize the assumptions underlying and limitations on the projections that appear in the proxy statement. For example, provide such support for the statements about your expectations for “run-rate” savings by the end of 2015 and 2017.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and in response has revised the disclosure on various pages throughout the Preliminary Proxy Statement to summarize the assumptions underlying, and limitations on, the projections that appear in the proxy statement by adding the italicized and underlined sentences below, on pages 14 and 41 of the Preliminary Proxy, respectively:

Page 14: We expect annual run-rate savings of approximately $1 billion and $1.3 billion by the end of 2015 and 2017, respectively, and continue to look for additional savings. These figures assume annual run-rate savings from the separation of Chemours of approximately $375 million, and other annual run rate savings of approximately $625 million and $925 million by the end of 2015 and 2017, respectively, in each case the majority of which is salary-and-benefits-related savings attributable to headcount reduction at the Company, with the remainder derived largely from increased manufacturing, warehouse and logistics efficiency. The Company is not aware of any factors that would result in the anticipated level of cost savings being reduced or delayed in any material respect.

Page 41: The Company expects to achieve annual run-rate savings of approximately $1 billion and $1.3 billion by the end of 2015 and 2017, respectively, and continues to look for additional savings. These figures assume annual run-rate savings from the separation of Chemours of approximately $375 million, and other annual run rate savings of approximately $625 million and $925 million by the end of 2015 and 2017, respectively, in each case the majority of which is salary-and-benefits-related savings attributable to headcount reduction at the Company, with the remainder derived largely from increased manufacturing, warehouse and logistics efficiency. The Company is not aware of any factors that would result in the anticipated level of cost savings being reduced or delayed in any material respect.

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Ms. Christina Chalk

Securities and Exchange Commission

March 17, 2015

Comment No. 4

Please provide support on a supplemental basis for the factual assertions contained in this section, the section of the same title on page 40, and elsewhere throughout the proxy statement. Please do the same for any similar assertions presented in additional soliciting materials.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and in response has separately provided to the Staff on a supplemental basis an annotated version of the “Our Progress in 2014” sections appearing on pages 14 and 41 of the Preliminary Proxy, and other applicable pages of the Preliminary Proxy Statement identifying support for the factual assertions made therein. The Company notes that it will provide to the Staff on a supplemental basis similar annotated support for any similar assertions presented in future additional soliciting materials.

Cost of Solicitation

Comment No. 5

You disclose that proxies may be solicited by mail, e-mail, by telephone, personally and by facsimile. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any emails or scripts used in soliciting proxies, must be filed as proxy materials on the date of first use.

Comment No. 6

Provide the disclosure regarding the material features of your arrangement with Innisfree required under Item 4(b)(3)(i) of Schedule 14A.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 85 of the Preliminary Proxy, pursuant to the Amendment, by adding the figures marked in italicized and underlined text to the following sentences:

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Ms. Christina Chalk

Securities and Exchange Commission

March 17, 2015

We have hired Innisfree M&A Incorporated (“Innisfree”), 501 Madison Avenue, 20th Floor, New York, NY 10022 to assist us in the solicitation of proxies for a fee of up to $2,000,000 plus out-of-pocket expenses. Innisfree expects that approximately 200 of its employees will assist in the solicitation.

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Concurrently with this letter, we are submitting to the Freedom of Information Act Office a letter (the “FOIA Letter”) requesting confidential treatment of the supplemental materials provided in response to Comment No. 4 under the Freedom of Information Act. A form of the FOIA Letter is attached hereto as Exhibit A for your reference.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 735-2770 or my partner, Brandon Van Dyke, at (212) 735-3743.

Very truly yours,

/s/ Lou R. Kling
Lou R. Kling, Esq.

cc:

Stacy L. Fox, Esq.

Brandon Van Dyke, Esq.

EXHIBIT A

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

	NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES

BOSTON
	TEL: (212) 735-3000	CHICAGO
	FAX: (212) 735-2000	HOUSTON
Direct dial	www.skadden.com	LOS ANGELES
(212) 735-2770		PALO ALTO
Direct fax		WASHINGTON, D.C.
(917) 777-2770		WILMINGTON
Email address
Lou.Kling@skadden.com		BEIJING
	March , 2015	BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

FOIA CONFIDENTIAL TREATMENT REQUEST

BY HAND

Office of Freedom of Information and

Privacy Act Operations
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Application for Confidential Treatment by E. I. du Pont de Nemours and Company pursuant to 17 C.F.R. § 200.83

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company (the “Company”) to request confidential treatment under the Freedom of Information Act (“FOIA”) for supplemental materials provided in connection with a letter dated March 17, 2015 (the “Supplemental Materials”) furnished to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).  The Supplemental Materials have been labeled “Confidential Treatment Requested by E. I. du Pont de Nemours and Company.”

Request for Confidential Treatment

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, the Company requests that the Supplemental Materials be treated as confidential and that it not be disclosed to any person pursuant to FOIA or otherwise.

If any person (including any government employee who is not a member of the Staff) should request an opportunity to inspect or copy the Supplemental Materials, we respectively request that: (i) you promptly notify me or my Partner, Brandon Van Dyke, of such request in writing or by telephone at (212) 735-2770 or (212) 735-3743, respectively, (ii) you furnish Mr. Van Dyke or me with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the Staff with respect to such request), and (iii) you give Mr. Van Dyke or me sufficient advance notice of any intended release so that we may, if we deem it necessary or appropriate, pursue any remedies available.

Very truly yours,

Lou R. Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:   Brandon Van Dyke, Esq., Skadden, Arps, Slate, Meagher & Flom LLP